Exhibit (a) (1) (H)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated October 20, 2006, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the
laws of that jurisdiction.
NOTICE OF OFFER TO PURCHASE FOR CASH
BY
EMDEON CORPORATION
OF
UP TO 100,000,000 SHARES OF ITS COMMON STOCK
AT A PURCHASE PRICE OF $12.25 PER SHARE
     Emdeon Corporation, a Delaware corporation (the “Company”), is offering to purchase for cash up to 100,000,000 shares of its common stock, par value $0.0001 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2006, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Company is inviting its stockholders to tender their Shares at a price of $12.25 per share, without interest, upon the terms and subject to the conditions of the Offer.
     The Offer is subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the condition that the Company complete the previously announced sale of a 52% interest in the businesses comprising its Emdeon Business Services (“EBS”) segment, excluding the ViPS business unit.
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, DECEMBER 4, 2006,
UNLESS THE OFFER IS EXTENDED.
     THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ITS BOARD OF DIRECTORS, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY IS MAKING ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES, AND THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. IN SO DOING, STOCKHOLDERS SHOULD READ AND EVALUATE CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING THE COMPANY’S REASONS FOR MAKING THE OFFER, AND SHOULD CONSULT WITH THEIR OWN INVESTMENT AND TAX ADVISORS.

     The Company will purchase at $12.25 per share all Shares properly tendered, and not properly withdrawn, prior to the “Expiration Time” (as defined below), upon the terms and subject to the conditions of the Offer, including the “odd lot” (as defined below), proration and conditional tender provisions (as described in the Offer to Purchase). Under no circumstances will the Company pay interest on the purchase price for the Shares, regardless of any delay in making payment. The Company reserves the right, in its sole discretion, to purchase more than 100,000,000 Shares under the Offer, subject to applicable law.
     The term “Expiration Time” means 5:00 p.m., New York City time, on Monday, December 4, 2006, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.
     For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, Shares properly tendered (and not properly withdrawn), subject to the “odd lot,” proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”), of its acceptance of such Shares for payment under the Offer. The Company will make payment for Shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such Shares or of timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.
     Upon the terms and subject to the conditions of the Offer, if more than 100,000,000 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered Shares on the following basis:
-	first, from all holders of “odd lots” (holders of less than 100 Shares) who properly tender all their Shares and do not properly withdraw them before the Expiration Time (partial tenders will not qualify for this preference);

-	second, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) from all other stockholders who properly tender Shares and do not properly withdraw them before the Expiration Time, other than stockholders who tender conditionally and whose conditions are not satisfied; and

-	third, only if necessary to permit the Company to purchase 100,000,000 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law), from holders who have tendered Shares subject to the condition that the Company purchase a specified minimum number of the holder’s Shares if the Company purchases any of the holder’s Shares in the Offer (which condition was not initially satisfied), by random lot, to the extent feasible.

To be eligible for purchase by random lot, stockholders that conditionally tender their Shares must have tendered all of their Shares.
     The Company will return all tendered Shares that it has not purchased in the Offer to the tendering stockholders or, in the case of Shares delivered by book-entry transfer, will credit the account at the book-entry facility from which the transfer has been previously made at the Company’s expense promptly after the Expiration Time.
     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares. The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase. The Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including without limitation by increasing or decreasing the consideration offered. The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.
     On September 26, 2006, the Company announced that it had entered into an agreement to sell a 52% interest in the businesses comprising the EBS segment, excluding the ViPS business unit. On that same day, the Company announced its intention to commence a tender offer to purchase up to 100,000,000 Shares at a price per Share of $12.25 to be funded primarily with the proceeds from this sale. The Company believes that investing in its Shares through the Offer is an attractive use of the proceeds of the EBS segment sale and an efficient means to provide value to its stockholders. The Offer represents an opportunity for the Company to return capital to its stockholders who elect to tender their Shares. Additionally, stockholders who do not participate in the Offer will automatically increase their relative percentage interest in the Company and its future operations at no additional cost to them.
     Generally, a stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from the Company in exchange for the Shares that the stockholder tenders. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.
     Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Time, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after 12:00 midnight, New York City Time, on Tuesday, December 19, 2006. For such withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at the respective addresses or facsimile number specified for such manner of delivery set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible institution. If more than one Letter of Transmittal has been used or Shares have been otherwise tendered by a stockholder in more than one group of Shares, Shares may be withdrawn by such stockholder using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures.
     The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of the Company, Citigroup Global Markets Inc., as the Dealer Manager, Innisfree M&A Incorporated, as the Information Agent, American Stock Transfer & Trust Company, as the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification. The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
     THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER. Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies (including the trustee of certain of the Company’s 401(k) plans) and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. Persons who hold vested rights to purchase or otherwise acquire Shares, including persons who hold vested stock options and other convertible rights holders, will be provided a copy of the Offer to Purchase and the related Letter of Transmittal upon request to the Information Agent at the telephone numbers and address set forth below. Such persons should read the Offer to Purchase for further information regarding how they can participate in the Offer.
     Please direct any questions or requests for assistance to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, please contact the Depositary at the telephone number and addresses set forth below.
The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll-free: 1-888-750-5834
Banks and Brokers call collect: 212-750-5833
The Dealer Manager for the Offer is:
Citigroup Global Markets Inc.
Special Equity Transaction Group
390 Greenwich Street, 5th Floor
New York, New York 10013
Collect: 212-723-7838
Toll-free: 1-877-531-8365
The Depositary for the Offer is:

By Mail or Overnight Courier:	By Facsimile Transmission	By Hand:
American Stock Transfer	(for eligible institutions only):	American Stock Transfer
& Trust Company	American Stock Transfer	& Trust Company
Attention: Reorganization Department	& Trust Company	Attention: Reorganization Department
6201 15th Avenue	Attention: Reorganization Department	59 Maiden Lane
Brooklyn, NY 11219	Facsimile: 718-234-5001	Plaza Level
	To confirm: 1-877-248-6417	New York, NY 10038
October 20, 2006